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                              August 29, 2023

       Yili Kevin Xie
       Chief Executive Officer
       Gracell Biotechnologies Inc.
       Building 12, Block B, Phase II
       Biobay Industrial Park
       218 Sangtian St.
       Suzhou Industrial Park, 215123
       People   s Republic of China

                                                        Re: Gracell
Biotechnologies Inc.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            File No. 001-39838

       Dear Yili Kevin Xie:

              We have limited our review of your filing to the submission and/or disclosures as required by Item 16I of Form 20-F and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 221

   1. We note your statement that you reviewed your register of members in the Cayman
                                                        Islands and publicly
available documents such as beneficial ownership reports on
                                                        Schedule 13D or
Schedule 13G in connection with your required submission under paragraph (a). Please
supplementally describe any additional materials that were reviewed and tell us whether you
relied upon any legal opinions or third party certifications such as affidavits as the basis
for your submission. In your response, please provide a similarly detailed discussion of
the materials reviewed and legal opinions or third party
                                                        certifications relied
upon in connection with the required disclosures under paragraphs
                                                        (b)(2) and (3).
   2. In order to clarify the scope of your review, please supplementally describe the steps you
 Yili Kevin Xie
Gracell Biotechnologies Inc.
August 29, 2023
Page 2
      have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For
      instance, please tell us how the board members    current or prior
memberships on, or
      affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.
3. With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included
      language that such disclosure is    to our best knowledge.    Please
supplementally confirm
      without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese
      Communist Party.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Austin Pattan at (202) 551-6756 or Andrew Mew at (202) 551-3377 with any questions.



                                                           Sincerely,
FirstName LastNameYili Kevin Xie
                                                           Division of
Corporation Finance
Comapany NameGracell Biotechnologies Inc.
                                                           Disclosure Review
Program
August 29, 2023 Page 2
cc:       Will Cai
FirstName LastName